UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2024

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Report on Form 6-K (including exhibits attached hereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-274316, 333-262055 and 333-276000), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 30, 2024, Can-Fite BioPharma Ltd. (the “Company”) entered into an At The Market Offering Agreement (the “Offering Agreement”) with H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”), pursuant to which the Company may offer and sell, from time to time through Wainwright American Depositary Shares, each representing three hundred ordinary shares of the Company, no par value (the “Ordinary Shares”), having an aggregate offering price of up to $9.0 million (the “ADSs”).

The offer and sale of the ADSs will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-274316) filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 1, 2023, and declared effective by the SEC on September 12, 2023, as supplemented by a prospectus supplement dated August 30, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Offering Agreement, sales of ADSs may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market in the Unites States for the Company’s ADSs, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. Wainwright will use commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell the ADSs pursuant to the Offering Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The offering of ADSs pursuant to the Offering Agreement will terminate upon the earliest of (a) the termination of the Offering Agreement by Wainwright or the Company, as permitted therein, and (b) the mutual agreement of the parties. The Company will pay Wainwright a fixed commission rate equal to 3.0% of the gross sales price of the ADSs sold pursuant to the Offering Agreement and has agreed to provide Wainwright with customary indemnification and contribution rights.

The Company will also reimburse Wainwright for certain specified expenses in connection with entering into the Offering Agreement. The Offering Agreement contains customary representations and warranties and conditions to the sale of the ADSs pursuant thereto.

The foregoing description of the Offering Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. A copy of the opinion of Doron, Tikotzky, Kantor, Gutman, Amit Gross & Co. relating to the offer and sale of the ADSs is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the ADSs discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Doron, Tikotzky, Kantor, Gutman, Amit Gross & Co.
10.1	Form of At The Market Offering Agreement, dated August 30, 2024, between Can-Fite BioPharma Ltd. and H.C. Wainwright & Co., LLC
23.1	Consent of Doron, Tikotzky, Kantor, Gutman, Amit Gross & Co. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2024	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

2